SEC MAIL RECEIVED NOV 2 9 2006 WASH, D.C. 213 SECTION

06050466

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SECURITIES AND EXCHANGE COMMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29236

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2005 (MM/DD/YY) AND ENDING September 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grigsby & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 California Street Suite 320
(No. and Street)

San Francisco California 94104
(City) (State) (Zip Code)

KAMILLE ATHENS CHOLSON COMM. # 1688552 NOTARY PUBLIC CALIFORNIA SAN FRANCISCO COUNTY My Commission Expires Aug. 19, 2010

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Chin (415) 392-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(*Name – if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 Northridge CA 91324
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 28 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Calvin B. Grigsby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grigsby & Associates, Inc., as of September 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of San Francisco
Subscribed and sworn (or affirmed) to before me this 24 day of October 2006

K Gholson
Notary Public

Signature

PRESIDENT
Title

KAMILLE ATHENS GHOLSON
COMM. # 1688552
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Commission Expires Aug. 19, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Grigsby & Associates, Inc. and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of Grigsby & Associates, Inc. and Subsidiary as of September 30, 2006, and the related consolidated statements of income, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grigsby & Associates, Inc. and Subsidiary as of September 30, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
October 26, 2006

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Grigsby & Associates, Inc. and Subsidiary
Consolidated Statement of Financial Condition
September 30, 2006

Assets

Cash and cash equivalents	$ 575,263
Deposits with clearing organization	601,708
Marketable securities, at market	310,285
Municipal bonds owned, at market value	4,070,000
Accounts receivable	144,500
Receivable from related party	977,127
Receivable-other	713,929
Equipment & furniture, net	13,251
Deposits	15,937
Other assets	18,577
Investments in unconsolidated affiliates	–
Total assets	$ 7,440,577

Liabilities & Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses	$ 33,136
Due to brokers and dealers	3,968,668
Income tax payable	45,087
Deferred taxes	63,153
Liabilities subordinated to the claims of general creditors	90,114
Total liabilities	4,200,158
Stockholders' equity	
Common stock, no par value, 100,000 shares authorized, 1,000 shares issued and outstanding	30,000
Additional paid-in capital	3,838,522
Accumulated deficit	(628,103)
Total stockholders' equity	3,240,419
Total liabilities & stockholders' equity	$ 7,440,577

The accompanying notes are an integral part of these financial statements.

Grigsby & Associates, Inc. and Subsidiary
Consolidated Statement of Income
For the Year Ended September 30, 2006

Revenue	
Commissions	$ 473,517
Underwriting fees	836,663
Interest income and dividends	70,491
Interest income, non-taxable	450
Realized gains (losses)	1,454
Unrealized gains (losses)	131,543
Total revenue	1,514,118
Expenses	
Employee compensation and benefits	484,354
Underwriting	180,912
Communications	44,082
Interest	17,120
Occupancy and equipment rental	104,002
Taxes, licenses, & fees, other than income taxes	36,865
Other operating expenses	374,709
Total expenses	1,242,044
Net income (loss) before income taxes	272,074
Total income tax provision	17,574
Net income (loss)	$ 254,500

The accompanying notes are an integral part of these financial statements.

Grigsby & Associates, Inc. and Subsidiary
Consolidated Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2006

	Common Stock	Additional Paid - In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance at September 30, 2005	$ 30,000	$ 3,838,522	$ (882,603)	$2,985,919
Net income (loss)	–	–	254,500	254,500
Balance at September 30, 2006	$ 30,000	$ 3,838,522	$ (628,103)	$3,240,419

The accompanying notes are an integral part of these financial statements.

Grigsby & Associates, Inc. and Subsidiary
Consolidated Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended September 30, 2006

Subordinated borrowings at September 30, 2005	$ –
Issuance of subordinated notes	90,114
Subordinated borrowings at September 30, 2006	$ 90,114

The accompanying notes are an integral part of these financial statements.

Grigsby & Associates, Inc. and Subsidiary
Consolidated Statement of Changes in Cash Flows
For the year ended September 30, 2006

Cash flows from operating activities:		
Net income (loss)		$ 254,500
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 4,953	
Valuation of marketable securities to market	(131,543)	
Realized gain on marketable securities at market	(1,454)	
(Increase) decrease in:		
Accounts receivable	(144,500)	
Clearing deposit	(401,708)	
Receivable, other than trade	686,071	
Deposits	3,635	
Other assets	(10,687)	
(Decrease) increase in:		
Accounts payable and accrued expenses	9,375	
Income taxes payable	(36,956)	
Deferred taxes	63,153	
Total adjustments		40,339
Net cash and cash equivalents provided by (used in) operating activities		294,839
Cash flows from investing activities:		
Purchase of marketable securities	(129,522)	
Purchase of equipment	(5,732)	
Net cash and cash equivalents provided by (used in) investing activities		(135,254)
Cash flows from financing activities:		
Loans made to related parties	(119,473)	
Proceeds from subordinated debt	90,114	
Net cash and cash equivalents provided by (used in) financing activities		(29,359)
Net increase (decrease) in cash and cash equivalents		130,226
Cash and cash equivalents at beginning of year		445,037
Cash and cash equivalents at end of year		$ 575,263

Supplemental disclosure of cash flow information:

Cash paid during the year for the period ended September 30, 2006

Interest	$ 12,020
Income taxes	$ 4,753

Noncash financing activities:

The Company financed the purchase of $3,968,668 of municipal bonds with a loan from its clearing firm.

The accompanying notes are an integral part of these financial statements.

Grigsby & Associates, Inc. and Subsidiary
Consolidated Notes to Financial Statements
September 30, 2006

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of Grigsby Brandford Capital Partners (the "Subsidiary"), a wholly-owned subsidiary. All significant inter-company accounts and transactions have been eliminated in consolidation.

General

Grigsby & Associates, Inc. and Subsidiary was incorporated in 1981, and registered as a broker-dealer under the Securities and Exchange Act of 1934 in April, 1983. Grigsby & Associates, Inc. and Subsidiary (the "Company") is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD"), the Municipal Rule Making Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC").

The Company earns revenues from underwriting fees, financial advisory fees, remarketing agents, and secondary trading.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported on the financial statements and consist of taxes currently due or refundable plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to investments in partnerships and closely held corporations (use of different methods of accounting for financial statement and income tax purposes), depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes), and contributions (limitations on amount of deduction based upon income for income tax purposes and for financial statement purposes).

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statement of Cash Flows

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Related Party Transactions

The receivable from related party is unsecured and non-interest bearing. If interest would have been charged at the current U.S. bank rates, approximately 5.25%, the interest income not included in these financial statements of $47,612 is material to the financial statements when taken as a whole.

The majority shareholder and president of the Company is also the sole stockholder and president of Fiscal Funding Co., Inc.. The Company shares office space with Fiscal Funding. Fiscal Funding has paid half of the lease expenses associated with the Company's office rent. These statements do not reflect any adjustment for these amounts.

Securities Owned

Investments in marketable securities, at market value are shown at fair market value. The change in unrealized gains and losses on investments in marketable securities, at market value are reflected in the statements of operations. Securities transactions are recorded on a trade date basis.

Mutual funds and annuities income are recognized when earned.

Investments in Unconsolidated Affiliates

The investment in unconsolidated affiliates in which the Company maintains a 50% interest, is accounted for under the equity method. The Company's interest is carried at cost adjusted for its proportionate share of distributed and undistributed earnings or losses.

Rent expense for the year ended September 30, 2006, was $90,044, and is included in occupancy and equipment rental in the statement of income.

Note 2: INVESTMENTS IN UNCONSOLIDATED AFFILIATES

The Company owns a 50% interest in two closely-held corporations (G.B. Derivative Products Corporation and GBDP Corporation). These two corporations own general partnership interests in three partnerships (1% - GB Derivative Products., L.P., 1% - GBDP Holdings, L.P., and 1% - GBDP, L.P.). The Company also owns a limited partnership interest in two of these partnerships (49.5% -

Note 2: INVESTMENTS IN UNCONSOLIDATED AFFILIATES (Continued)

GB Derivative Products Co., L.P. and 49.5% - GBDP Holdings, L.P.). GBDP Holdings, L.P. in addition, owns a 99% limited partnership interest in GBDP, L.P.. The unconsolidated affiliates are collectively referred to as GBR Financial Products Companies (GBR).

The affiliated companies were formed to engage in interest and currency swap transactions through GBDP, L.P.. These transactions involve obligating itself to pay a stream of payments at a given rate while simultaneously entering into a hedging transaction to receive a stream of payments at a rate in excess of that of the payment stream. Revenues are recorded as the net payment stream. Because of the degree of uncertainty involving these transactions, the Company accounts for its equity investment in these entities on the cash receipts and disbursements method of accounting.

In accordance with the limited partnership agreement, the Company made a capital contribution of $545,000 to GBDP Holdings, L.P.. In accordance with the agreement, the Company is liable only to the extent of its capital contribution. The allocation of the partnership loss is allocated first to the Company, equal to the excess of its aggregate capital contributions of the other limited partner. At September 30, 2006, the Company was the sole contributor to the partnership.

The Company's share of partners' (deficit) and equity earnings of approximately ($25,000), at September 30, 2006, has not been recorded.

Subsequent to September 30, 1996, the Company has been unsuccessful in obtaining any information from GBR, regarding its 50% financial interest. The Company was seeking legal demand for access to the books and records of GBR. (See Note 11).

The Company's investment in GBR is carried at zero value. There has been no income or expenses on its investment in GBR on the statement of operations for the year ended September 30, 2006, nor has the Company received any distributions from GBR during the year ended September 30, 2006.

Note 3: DEPOSITS WITH CLEARING ORGANIZATION

The Company has deposited $100,000 with Huntleigh Securities Corporation and $501,708 with Southwest Securities Corporation as security for its transactions with them. The $501,708 exceeds the minimum deposit required by $401,708. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 4: MARKETABLE SECURITIES, AT MARKET

The Company's securities investments are held principally for the purpose of selling in the near term and are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period in earnings. The market value of these investments at September 30, 2006, was $310,285.

Note 5: MUNICIPAL BONDS OWNED, AT MARKET VALUE

Municipal bonds owned, at market value consist of municipal bonds the company has taken positions in. These positions are often short-term and subsidized by the clearing firm, often clearing in a few days. At September 30, 2006, the Company had municipal bond positions of $4,070,000, these positions were subsidized by the clearing firm with payables of $3,968,668.

Note 6: RECEIVABLE FROM RELATED PARTY

The majority shareholder and president of the Company is also the sole stockholder and president of Fiscal Funding Co., Inc. ("Fiscal"). On September 30, 2006 Fiscal owed the Company $956,127, included in receivable from related party.

The Company's majority stockholder is also a partner in Grigsby Browne & Co. ("Browne"). The Company has lent Browne $21,000, included in receivable from related party. The receivable from related party is unsecured and non-interest bearing.

Note 7: EQUIPMENT AND FURNITURE, NET

The equipment and furniture are recorded at cost as follows:

Equipment and furniture	$ 214,983
Accumulated depreciation and amortization	(201,732)
Equipment and furniture, net	$ 13,251

Depreciation expense for the year ended September 30, 2006, was $4,953.

Note 8: LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities under subordination agreements are as follows:

Subordinated note, to the Company's president and majority stockholder at 7.5%, due March 31, 2007	$ 90,114
Total	$ 90,114

The interest expense for the year was $3,379.

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc. (NASD) and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 9: PENSION PLAN

The Company maintains a defined contribution pension plan covering substantially all of the Company's employees. The Company contributes an amount equal to 10% of participant's compensation subject to a maximum contribution of $15,000, per employee. For the year ended September 30, 2006, the Company contributed $30,846 to the plan, which is included in employee compensation and benefits in the statement of operations.

Note 10: INCOME TAXES

The current provision of $17,574 for income taxes consists of the Federal, California Franchise tax, and New York tax for Grigsby & Associates, Inc.

The provision for income taxes consists of the following components:

Current:	
Federal	$ 8,844
State	37,815
Total current taxes	46,659
Deferred tax benefit	(29,085)
Total provision	$ 17,574

Note 10: INCOME TAXES (Continued)

The Company has available at September 30, 2006, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $501,744, that expire as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended September 30,
$ 678,761	2018
920,226	2019
317,975	2020
516,527	2021
141,443	2022
399,388	2023
370,639	2024
$ 3,344,959	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 11: COMMITMENTS AND CONTINGENCIES

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at September 30, 2006, were subsequently settled and had no material effect on the financial statements as of that date.

Litigation

The Company and Calvin Grigsby filed a lawsuit in the federal district court in Manhattan against J. Donald Rice Jr., Rice Derivative Holdings, L.P., Rice Derivative Holdings Corporation, GBR Derivative Products Company, L.P., GBR Derivative Products Corporation GBDP, L.P., GBDP Holdings, L.P., GBDP Corporation, GB Derivative Products Company, L.P., and GB Derivative Products Corporation (Collectively "Defendants"). The Company alleged that they were owed monies by the defendants from the operation of a series of limited partnerships involving the parties (see Note 2), which partnerships engaged in interest rate swap transactions in connection with municipal bond financing.

Note 11: COMMITMENTS AND CONTINGENCIES (Continued)

The complaint set forth the following claims:(1) to compel inspection of the defendants' books and records; (2) an accounting;(3) breach of fiduciary duty, (4) unjust enrichment and (5) constructive trust. The complaint sought both equitable remedies and damages for breach of fiduciary duty in an unspecified amount.

The Company entered into a settlement on August 22, 2005. The Company was awarded $1,750,000 and has collected $1,036,071. The settlement agreement states that $182,966 will be payable every three months from December 15, 2005, through September 15, 2007, at four percent interest.

The settlement agreement also states that if an agreement terminating a Phase I swap can be reached, the Company will effect a dissolution of GBDP Holdings, L.P., GB Derivative Products Company, L.P., GBDP Corporation, and GB Derivative Products Corporation.

Concentrations of Credit Risk

The Company invests in marketable securities, the value of which is subject to market conditions at any given time.

The Company's receivables are predominately from other broker/dealers.

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Corporation (FDIC), up to $100,000, or the Securities Investor Protection Corporation (SIPC), up to $500,000. At September 30, 2006, the Company's uninsured cash balances totaled $476,500.

Operating Lease

In February 2002, the Company entered into a five (5) year lease for its San Francisco office space.

In January 2005, the Company entered into a three (3) year lease for its New York office space. The New York office is a new branch.

Under these agreements total rent expense for the year ended September 30, 2006 was $90,044.

Note 11: <u>COMMITMENTS AND CONTINGENCIES</u> (Continued)

The future minimum lease expenses in the aggregate and for each of the five succeeding years are:

	September 30,
2007	$ 70,113
2008	17,612
2009 and thereafter	–
Total	$ 87,725

Note 12: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 13: <u>NET CAPITAL</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2006, the Company's net capital of $1,137,628 exceeded the minimum net capital requirement by $1,037,628; and the Company's ratio of aggregate indebtedness ($141,376) to net capital was 0.12:1, which is less than the 15 to 1 maximum ratio allowed of a Broker/Dealer.

Note 14: <u>RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS</u>

There is a $459,596 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 1,597,224
Adjustments:		
Accumulated deficit	$ (13,348)	
Non-allowable assets	(2,920)	
Haircuts and undue concentration	(443,328)	
Total adjustments		(459,596)
Net capital per audited statements		$ 1,137,628

Grigsby & Associates, Inc. and Subsidiary
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of September 30, 2006

Computation of net capital		
Common stock	$ 30,000	
Additional paid-in capital	3,838,522	
Accumulated deficit	(628,103)	
Total stockholder's equity		$ 3,240,419
Add: Additions to capital		
Subordinated liabilities	90,114	
Total allowable subordinated liabilities		90,114
Total stockholder's equity and allowable subordinated liabilities		3,330,533
Less: Non-allowable assets		
Investment in subsidiary	(10,756)	
Receivable from related parties	(977,127)	
Receivable-other	(713,929)	
Deposits	(15,937)	
Furniture & equipment, net	(13,251)	
Other assets	(18,577)	
Total adjustments		(1,749,577)
Net capital before haircuts		1,580,956
Haircuts on securities		
Money market	(11,946)	
Municipal bonds	(244,820)	
Corporate stocks	(44,992)	
Other - Fidelity Bond deductible	(13,000)	
Total haircuts on securities		(314,758)
Undue concentration		(128,570)
Total haircuts and undue concentration		(443,328)
Net capital		1,137,628
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 9,425	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 1,037,628
Ratio of aggregate indebtedness to net capital	0.12: 1	

There is a $459,596 difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5. See Note 14.

See independent auditor's report.

Grigsby & Associates, Inc. and Subsidiary
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of September 30, 2006

A computation of reserve requirement is not applicable to Grigsby & Associates, Inc. and Subsidiary as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Grigsby & Associates, Inc. and Subsidiary
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of September 30, 2006

Information relating to possession or control requirements is not applicable to Grigsby & Associates, Inc. and Subsidiary as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Grigsby & Associates, Inc. and Subsidiary

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended September 30, 2006

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Grigsby & Associates, Inc. and Subsidiary:

In planning and performing our audit of the financial statements and supplemental schedules of Grigsby & Associates, Inc. and Subsidiary(the Company), for the year ended September 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
October 26, 2006